U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                          UNIVERSAL MONEY CENTERS, INC.
                                  (registrant)

                                     1-8460
                                (SEC FILE NUMBER)

                                    913756102
                                 (CUSIP Number)


[X]  Form 10-K and Form 10-KSB    [  ]  Form 20-F       [   ] Form 11-K
      [  ] Form 10-Q and Form 10-QSB     [    ] Form N-SAR

      For Period Ended:   January 31, 2002
                      -------------------------------------

[     ]  Transition Report on Form 10-K
[     ]  Transition Report on Form 20-F
[     ]  Transition Report on Form 11-K
[     ]  Transition Report on Form 10-Q
[     ]  Transition Report on Form N-SAR
For the Transition Period
Ended:__________________________________________________________________________
________________________________________________________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable
________________________________________________________________________________

Part I - Registrant Information
________________________________________________________________________________

      Full Name of Registrant:                  Universal Money Centers, Inc.
      Former Name if Applicable:                Not Applicable
      Address of Principal Executive Officer:   6800 Squibb Road
                                                --------------------------------
                                                    (Street and Number)
                                                Mission, KS 66202
                                                --------------------------------
                                                (City, State and Zip Code)

________________________________________________________________________________

Part II - Rules 12b-25(b) and (c)
________________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b) The subject annual report, semi-annual report, transition report on
      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]     (c)  The accountant's statement or other exhibit required by Rule
      12b-25(c) has been attached, if applicable.
________________________________________________________________________________

Part III - Narrative
________________________________________________________________________________

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

           The financial statements of Universal Money Centers, Inc. (the "Company") for fiscal year ended January 31, 2002 and Management Discussion and Analysis have not yet been completed because the reporting staff have been busy addressing operational matters.

           The above has made completion of the financial statements of the Company very complicated, expensive and time consuming.
________________________________________________________________________________

Part IV - Other Information
________________________________________________________________________________

     (1) Name and telephone number of person to contact in regard to this notification.

           Christopher Greek              913-831-2055
           ----------------------         ------------------------------
           (Name)                         (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                               [ X ]  Yes      [   ]   No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               [X]  Yes        [  ]   No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment I.


                          Universal Money Centers, Inc.
                          -----------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 29, 2002                      By: /s/ David S. Bonsal
                                             -----------------------------------
                                             David S. Bonsal,
                                             Chairman of the Board and Chief
                                             Executive Officer

                                  ATTACHMENT I
                             ESTIMATED AND UNAUDITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      YEARS ENDED JANUARY 31, 2002 AND 2001


                                                       2002          2001
                                                    ----------    ----------

NET REVENUES                                        $8,502,316    $8,247,510

COST OF REVENUES                                     7,231,541     6,606,520
                                                    ----------    ----------

GROSS PROFIT                                         1,270,775     1,640,990

OPERATING EXPENSES                                   1,825,534     1,618,450
                                                    ----------    ----------

INCOME FROM OPERATIONS                                (554,759)       22,540
                                                    ----------    ----------

OTHER INCOME (EXPENSE)
   Interest income                                      84,711        60,908
   Interest expense                                   (102,896)     (100,002)
   Gain (loss) on disposal of fixed assets                  --        (2,345)
   Other                                              (188,106)           --
                                                    ----------    ----------
                                                      (206,291)      (36,749)
                                                    ----------    ----------

INCOME (LOSS) BEFORE INCOME TAX PROVISION (CREDIT)    (761,050)           --

TAX PROVISION (CREDIT)                                (182,000)           --

NET LOSS                                             $(943,050)     $(14,209)
                                                    ==========    ==========

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE            $(0.227)       $(.004)
                                                    ==========    ==========

      The increase in net loss between the fiscal year ended January 31, 2002 and January 31, 2001 is the result of a small increase in revenues offset by an increase in Cost of Revenues and Operating Expenses and two extraordinary items as described below.

      The increase in revenues is the result of the placement of additional ATMs. However, this increase is offset by the loss of certain bank clients.

     The increase in cost of revenues is primarily the result of increases in
(a) revenue related compensation expense; (b) ATM maintenance expenses; (c) armored car service expenses, (d) telecommunications charges; (e) network processing charges; (f) vault cash rental charges paid to third party; (g) transaction credits and rebates to retail clients and (h) leasing ATM equipment. These increases were partially offset by a reduction in surcharge and interchange rebates to banking clients and amortization and depreciation expenses.

     The increase in operating expenses is primarily the result of increased administrative compensation expenses and other personnel expenses. These increases were partially offset by a decrease in travel expenses.

      The Company also had two extraordinary charges, (a) one in connection with the payment of $188,000 in cash to Wilmington Savings Fund Society ("WSFS") to settle the action filed by WSFS, and (b) the other in connection with a $182,000 reduction in the amount of its deferred tax asset.